UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                           AMENDED SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 15)

CACI INTERNATIONAL, INC.
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

127190304
(CUSIP Number)

                                                David L. Hefflinger
Alan S. Parsow                                  McGrath, North, Mullin
General Partner                                   & Kratz, P.C.
P. O. Box 0449                                  1400 One Central Park Plaza
Elkhorn, NE 68022                               Omaha, NE 68102
(402) 289-3217             with a copy to       (402) 341-3070

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

October 1, 1996
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 127190304           13D               Page 2 of 4 Pages

1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

          Parsow Partnership, Ltd., a Limited Partnership / 47-
0541937

2.   Check the Appropriate Box if a Member of a Group

          /X/  (a)                 /_/  (b)

3.   SEC Use Only

4.   Source of Funds


          WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

           __
          /_/

6.   Citizenship or Place of Organization

          Nebraska

                              7. Sole Voting Power

                                   691,000 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      0
     Reporting
     Person                   9. Sole Dispositive Power
     With
                                   691,000 Shares

                              10.  Shared Dispositive Power

                                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


          691,000 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares
           __
          /_/

13.  Percent of Class Represented by Amount in Row 11

     Approximately 6.79% of voting securities

14.  Type of Reporting Person

     PN

CUSIP NO. 127190304           13D               Page 3 of 4 Pages

1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

          Elkhorn Partners Limited Partnership / 47-0721875

2.   Check the Appropriate Box if a Member of a Group

          /X/  (a)                 /_/  (b)

3.   SEC Use Only

4.   Source of Funds


          WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

           __
          /_/

6.   Citizenship or Place of Organization

          Nebraska

                              7. Sole Voting Power

                                   75,000 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      0
     Reporting
     Person                   9. Sole Dispositive Power
     With
                                   75,000 Shares

                              10.  Shared Dispositive Power

                                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


          75,000 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares
           __
          /_/

13.  Percent of Class Represented by Amount in Row 11

     Approximately .74% of voting securities

14.  Type of Reporting Person

     PN

CUSIP NO. 127190304           13D               Page 4 of 4 Pages


     Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") make this filing to amend certain information previously reported by the Partnerships.
This filing constitutes Amendment No. 15 to the Schedule 13D of Parsow Partnership, Ltd. and Amendment No. 12 to the Schedule 13D of Elkhorn Partners Limited Partnership. The Partnerships amend such prior Schedule 13D reports with respect to the Class A common stock of CACI International, Inc. ("CACI") by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUES.
     Parsow Partnership sold an aggregate of 111,200 shares of CACI Class A common stock during the month of September 1996 at prices ranging from $16.575 to $18.575. The CACI Form 10-Q for the quarter ended March 31, 1996 reported that there were outstanding 10,170,000 shares of Class A common stock as of March 31, 1996. Based on this number, Parsow Partnership, Ltd. owns approximately 6.79% and Elkhorn Partners owns approximately .74% of the CACI Class A common stock.

                            SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED:  October 1, 1996.


Elkhorn Partners                   Parsow Partnership, Ltd.,
Limited Partnership                A Limited Partnership


By   /s/ Alan S. Parsow            By   /s/ Alan S. Parsow

  Alan S. Parsow                     Alan S. Parsow
  General Partner                    General Partner